January 13, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, NE
Washington, DC 20549

Re:	Atlis Motor Vehicles Inc
Registration Statement on Form S-1
Filed January 4, 2023
File No. 333-269120

Ladies and Gentlemen:

On behalf of our client, Atlis Motor Vehicles Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated January 13, 2023, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on January 4, 2023.

The Company is concurrently filing via EDGAR Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Registration Statement on Form S-1

Summary Compensation Table, page 68

1.	Please update your compensation disclosure to reflect the fiscal year ended December 31, 2022.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has updated its compensation disclosure in the Amendment to address the Staff’s comment.

Exhibits

2.	We note your Form 8-K filed January 6, 2023. Please include the Form of Amendment No. 1 to Securities Purchase Agreement and Form of Amendment No. 1 to Registration Rights Agreement as exhibits to the registration statement.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has included the Form of Amendment No. 1 to Securities Purchase Agreement and Form of Amendment No. 1 to Registration Rights Agreement as exhibits to the Amendment to address the Staff’s comment.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely, /s/ Michael J. Blankenship

Michael J. Blankenship

cc: Mark Hanchett, Chief Executive Officer, Atlis Motor Vehicles Inc.